SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ATMEL CORPORATION
(Name of Subject Company (Issuer))
RDG Capital LLC
(Names of Filing Persons (Offerors))
Common Stock, par value $.001 per share
(Title of Class of Securities)
049513104
(CUSIP Number of Common Stock)
Robert W. Forman, Esq.
Shapiro Forman Allen Sava & McPherson LLP
380 Madison Avenue
25th Floor
New York, New York 10017
(212) 972-4900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$	$
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of ______ shares of common stock, par value $.001 per share, of Atmel Corporation (the “Shares”), representing all of the outstanding Shares, as of ____________, 2006.
☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

Item 12.	Exhibits

(a)(5)	Press Release Issued on May 22, 2006 by RDG Capital LLC.

Exhibit	Exhibit Name

(a)(5)	Press Release Issued on May 22, 2006 by RDG Capital LLC.